# STATE OF DELAWARE

# CERTIFICATE OF AMENDMENT

# OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

**FIRST**: That at a meeting of the Board of Directors of __*Nebulai Corp*__ resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.

The resolution setting forth the proposed amendment is as follows:

**RESOLVED**, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " 10,000,000 shares " so that, as amended, said Article shall be and read as follows:

I.      Article III of the Amended Certificate of Incorporation of Nebulai Corp., as amended to date, and in its entirety as follows:

"The total number of shares of stock that the corporation shall have authority to issue is 10,000,000, consisting of:

-      5,400,000 shares of Class A Common Stock, at a $0.0001 par value per share shall be designated "Class A Nebulai Stock"

-      3,300,000 shares of Class B Common Stock, at a $0.0001 par value per share shall be designated "Class B NetCapital Stock"

-      800,000 shares of Preferred Stock Series A, at a $0.0001 par value per share shall be designated "Preferred Stock Series A"

-      300,000 shares of Preferred Stock Series B, at a $0.0001 par value per share shall be designated "Preferred Stock Series B"

-      200,000 shares of Preferred Stock Series C, at a $0.0001 par value per share shall be designated "Preferred Stock Series C"

| Category | Percentages | Shares |
|---|---|---|
| Common A Stock (Nebulai Stock) | 54 % | 5,400,000 |
| Common B Stock (Net Capital Stock) | 33 % | 3,300,000 |
| Preferred Stock (A,B,C) | 13 % | 1,300,000 |
| Totals | 100 % | 10,000,000 |

*Note: Preferred stock is reserved for next funding rounds.*



# Articles of Incorporation

A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.







# STATE *of* DELAWARE
# CERTIFICATE *of* INCORPORATION
# A STOCK CORPORATION

**ARTICLE I.**

The name of this Corporation is NEBULAI CORP.

**ARTICLE II.**

Its registered office in the State of Delaware is to be located at 651 N. Broad St., Suite 206, Middletown DE 19709. The county of the registered office is NEW CASTLE. The registered agent in charge thereof is LEGALINC CORPORATE SERVICES INC..

**ARTICLE III.**

The total number of shares of common stock that the corporation shall be authorized to issue is 10000000 at $0.0075 par value.

**ARTICLE IV.**

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

**ARTICLE V.**

The name and mailing address of the incorporator is Lovette Dobson at 17350 State Hwy 249 #220, Houston, TX 77064.

**I, the undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand and executed this Certificate of Incorporation on the date below.

**Dated:** July 7th, 2021

Lovette Dobson

Lovette Dobson, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:01 PM 07/07/2021
FILED 01:01 PM 07/07/2021
SR 20212643075 - File Number 6061993